                                                                      EXHIBIT 11
                                The Geon Company
                           Primary Earnings Per Share
                      (In millions, except per share data)


                                                                    Three Months Ended       Six Months Ended
                                                                         June 30,                June 30,
                                                                    ------------------      ------------------
                                                                     1997        1996        1997       1996
                                                                    ------      ------      ------      ------

PRIMARY EARNINGS PER COMMON SHARE:

Number of Shares:
-----------------
Average shares of common stock outstanding                            23.4        24.7        23.4        24.7

Net effect of dilutive stock options - based on treasury stock
    method using average market price                                   .2          .5          .2          .5
                                                                    ------      ------      ------      ------

Total common and common equivalent shares outstanding                 23.6        25.2        23.6        25.2
                                                                    ======      ======      ======      ======


Net income per share of common stock                                $  .26      $  .40      $  .36      $  .18
                                                                    ======      ======      ======      ======


The unaudited earnings per share for all periods presented were computed based on the weighted average number of shares of common stock outstanding and common stock equivalents. While the market price of common stock as of June 30, 1997 was above the average for the six months ended June 30, 1997, the dilutive impact was immaterial.